United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of February 2025 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER & CO, INC. PAYMENT OF CASH DIVIDEND FOR BDR HOLDERS INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) informs its shareholders and the market in general that, in connection with the 6K filing made on February 6, 2025, the payment of dividends to holders of the Company’s level 2 Brazilian Depositary Receipts (“BDRs”) will be made as provided below: • Dividend amount announced on February 6, 2025: USD 0.08 per Class A share issued by the Company • Each BDR is backed by one Class A share; • Effective exchange rate for converting US dollars into Reais: R$ 5.7985 per USD 1.00; • IOF applied to the exchange executed by the depositary and deducted from the total dividend amount to be paid to BDR holders: 0.38%; • Dividend amount that will be effectively paid to BDR holders: R$ 0.462117256 per BDR; • Payment date of the dividend for BDR holders: March 7, 2025. Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co/en). Belo Horizonte, February 27, 2025. RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: February 27, 2025